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AUG 18 2009

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SECUR 09042055 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (MM/DD/YY) AND ENDING 6/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Somed Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Lakeshore Drive
(No. and Street)

Birmingham (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Thompson (205)945-1840 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sellers, Richardson, Holman & West, LLP
(Name – *if individual, state last, first, middle name*)

3500 Blue Lake Drive, Suite 325, (Address) Birmingham (City) AL (State) 35243 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William L. Hartsfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOMED Financial, LLC, as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: July 22, 2011
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOMED FINANCIAL, LLC

Table of Contents

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
SOMED Financial, LLC

We have audited the accompanying statements of financial condition of SOMED Financial, LLC as of June 30, 2009 and 2008, and the related statements of income, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SOMED Financial, LLC as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellers Richardson Holman & West, LLP

August 11, 2009

CERTIFIED PUBLIC ACCOUNTANTS An Independently Owned Member of the RSM McGladrey Network ADVISORY | AUDIT | TAX
3500 Blue Lake Drive | Suite 325 | Birmingham, AL 35243 | 205-278-0001 Main | 205-278-0003 Fax | www.srhwcpa.com

SOMED FINANCIAL, LLC

Statement of Financial Condition
June 30, 2009

	Allowable	Non-Allowable	Total
Assets			
Cash	$ 76,139	$ -	$ 76,139
Receivables from broker-dealers	-	496	496
Prepaid insurance	-	9,787	9,787
Total assets	$ 76,139	$ 10,283	$ 86,422

	A.I. Liabilities	Non-A.I. Liabilities	Total
Liabilities			
Payable to broker-dealers	$ 350	$ -	$ 350
Total liabilities	350	-	350
Member's Equity	75,789	10,283	86,072
Total liabilities and member's equity	$ 76,139	$ 10,283	$ 86,422

See notes to financial statements.

SOMED FINANCIAL, LLC

Statement of Financial Condition
June 30, 2008

	Allowable	Non-Allowable	Total
Assets			
Cash	$ 89,850	$ -	$ 89,850
Receivables from broker-dealers	-	35	35
Prepaid insurance	-	9,715	9,715
Total assets	$ 89,850	$ 9,750	$ 99,600

	A.I. Liabilities	Non-A.I. Liabilities	Total
Liabilities			
Payable to broker-dealers	$ 350	$ -	$ 350
Total liabilities	350	-	350
Member's Equity	89,500	9,750	99,250
Total liabilities and member's equity	$ 89,850	$ 9,750	$ 99,600

See notes to financial statements.

SOMED FINANCIAL, LLC

Statements of Income
Years Ended June 30, 2009 and 2008

	2009	2008
Revenue		
Security commissions	$ 4,192	$ 373
Fees for account supervision, investment advisory and administrative services	-	5,631
Other revenue	16,550	65,013
Total revenue	20,742	71,017
Expenses		
Regulatory fees and expenses	7,235	7,135
Other expenses	26,685	26,846
Total expenses	33,920	33,981
Net (loss) income	$ (13,178)	$ 37,036

See notes to financial statements.

SOMED FINANCIAL, LLC

Statements of Changes in Member's Equity
Years Ended June 30, 2009 and 2008

Balance, June 30, 2007	$ 62,214
Net income	37,036
Balance, June 30, 2008	99,250
Net loss	(13,178)
Balance, June 30, 2009	$ 86,072

See notes to financial statements.

SOMED FINANCIAL, LLC

Statements of Cash Flows
Years Ended June 30, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities		
Net (loss) income	$ (13,178)	$ 37,036
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		
(Increase) decrease in receivables from broker-dealers	(461)	1,893
(Increase) decrease in prepaid insurance	(72)	416
Net cash (used in) provided by operating activities	(13,711)	39,345
Net (decrease) increase in cash	(13,711)	39,345
Cash		
Beginning of year	89,850	50,505
End of year	$ 76,139	$ 89,850

See notes to financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

SOMED Financial, LLC (the Company) is a wholly owned subsidiary of SMA Services, Inc. (SMAS). The Company was formed and organized as a limited liability company in the state of Alabama on September 25, 2002. The Company's business is to provide comprehensive brokerage services to its client base, including effecting transactions in equities, municipal bonds, corporate bonds, mutual funds, and annuities (variable and fixed).

The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the United States Securities and Exchange Commission (the SEC). The Company has established dealer-to-dealer agreements that allow it to work with outside representatives to reach its clients to solicit and effect transactions in such investments.

Basis of Presentation

The financial statements of the Company are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of presenting cash flows, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 2009 and 2008, the Company has no cash equivalents.

Revenue Recognition

Commission revenues earned on investment transactions executed by the Company's representatives are recognized at the time of the transaction.

Income Taxes

The Company has chosen to be treated as a partnership for federal and state income tax purposes. As a partnership, the Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on SMAS' income tax returns.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its fiscal 2010 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Concentrations of Credit Risk

The Company maintains cash in bank accounts at high credit quality financial institutions. During 2009 and 2008, the Company may have had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on those deposits.

The Company's commission revenue is generated from investment transactions with its client base, which are primary members of Southern Medical Association (SMA), therefore, the Company's existence is dependent upon the financial stability of SMA.

Note 3. Related Party Transactions

The Company was organized with the support of SMAS. SMAS has agreed to assist the Company by providing it with certain services or goods for charges agreed upon, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services, and other general administrative and office expenses. Although SMAS did provide the Company with certain services, there were no such charges for the years ended June 30, 2009 and 2008.

Note 4. Other Income

The Company received $35,000 in other income during the year ended June 30, 2008 from the National Association of Securities Dealers for being one of its member firms at the time of its consolidation with the New York Stock Exchange. This income is included as a component of other income on the statements of income. There was no such income received for the year ended June 30, 2009. In addition, $16,550 and $30,013 of other income represents other commissions reported on the FOCUS reports at June 30, 2009 and 2008, respectively.

Note 5. Other Expenses

Other expenses on the statements of income consisted of the following at June 30, 2009 and 2008:

	2009	2008
Insurance and bonds expenses	$ 14,435	$ 14,416
Proequities clearing fees and expenses	4,200	4,200
Professional service fees and expenses	7,950	7,950
Tax expenses	100	280
	$ 26,685	$ 26,846

Note 6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital of $75,789, which was $70,789 in excess of its required net capital of $5,000. The Company's net capital ratio was .005 to 1. At June 30, 2008, the Company had net capital of $89,500, which was $84,500 in excess of its required net capital of $5,000. The Company's net capital ratio was .004 to 1.

Note 7. Reclassifications

Certain amounts in the 2008 financial statements have been reclassified to conform to classifications adopted in the 2009 financial statements.

Note 8. Subsequent Event

Subsequent events have been evaluated through August 11, 2009. On July 7, 2009, the Company's Board of Directors approved a proposal to dissolve the Company. A Broker-dealer Withdrawal has been filed as of July 10, 2009 with the Securities and Exchange Commission (SEC). The SEC has 60 days from the Broker-Dealer Withdrawal date to comment back on the withdrawal. Once approval is received from the SEC, any remaining funds will be disbursed back to the parent company, SMAS.

SOMED FINANCIAL, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2009

Computation of Net Capital:		
Total ownership equity qualified for net capital	$	86,072
Deductions and/or charges:		
Receivables from broker-dealers		(496)
Prepaid insurance		(9,787)
Total deductions and/or charges		(10,283)
Net capital	$	75,789
Aggregate Indebtedness:		
Total aggregate indebtedness from statement of financial condition	$	350
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	23
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	70,789
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	75,754
Ratio: aggregate indebtedness to net capital		.005 to 1
Reconciliation with the Company's Computation:		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$	75,789
Net capital per calculation above	$	75,789

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
SOMED Financial, LLC

In planning and performing our audits of the financial statements and supplemental schedule of SOMED Financial, LLC (the Company), as of and for the years ended June 30, 2009 and 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sellers Richardson Holman & West, LLP

August 11, 2009

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

3500 Blue Lake Drive | Suite 325
Birmingham, AL 35243
205-278-0001 Main | 205-278-0003 Fax
srhwcpa.com
An Independently Owned Member of the RSM McGladrey Network

SRHW
SELLERS RICHARDSON HOLMAN & WEST LLP

SOMED FINANCIAL, LLC

Financial Statements
Years Ended June 30, 2009 and 2008

THE ADVICE YOU NEED.
THE ATTENTION YOU DESERVE.

SOMED FINANCIAL, LLC

Financial Statements
Years Ended June 30, 2009 and 2008